NEWS RELEASE
TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

AMERICAN BONANZA RESTARTS COPPERSTONE DRILLING

August 9, 2006 - American Bonanza Gold Corp. TSX: BZA) (“Bonanza”) is pleased to announce that it has started its substantial exploration drilling program designed to significantly expand the recently announced high grade gold resources at the 100% owned Copperstone gold project in Arizona.

The drill program and targets have been selected by the Bonanza geologic staff based upon a 6 month analysis of all previous data including drilling, geophysics, and a detailed 3 dimensional geologic model. The model projects interpreted fault offsets of known mineralization into new areas around the mine and identifies 10 distinct targets within a 3000 foot radius around the known Copperstone mine workings and previous exploration. Phase I of the drilling campaign is an initial test at each of the 10 targets and will consist of an estimated 35 holes, with a combined length of 45,000 feet of drilling. Phase II will follow up any positive results encountered during the Phase I campaign. A map of the drilling is available on Bonanza’s website at http://americanbonanza.com/_resources/copperstone_2006_dt_map.pdf.

In conjunction with the Phase I drilling program a step out geophysical program will survey lands controlled by Bonanza along strike and down dip from existing surveys. Anomalies detected in the new geophysical coverage will be included for drill testing in the Phase II drilling program early in 2007.

The current exploration drilling program is an exciting new step at Copperstone representing the first attempt at stepping away from known mineralization into large areas that are covered by 100-200 feet of wind blown sands and gravels. Bonanza’s interpretation of the Copperstone geologic system suggests a high probability for the discovery of significant new gold mineralization along covered structural trends.

About Copperstone

The Copperstone Property is located in western Arizona within the regional Walker Lane mineral belt where it intersects gold provinces in Southern California and Western Arizona. These provinces host a total known gold endowment of over 40 million ounces of gold.

Bonanza acquired 100% of the Copperstone Property in 2002, to explore the down dip underground high grade extension to the Copperstone Fault. Cyprus Minerals produced 500,000 ounces of gold from the upper portion of the Copperstone Fault from 1987 to 1993, operating a 2,500 tons per day open-pit mine. Total mine production was 5,500,000 tonnes at a grade of 3.8 grams per tonne gold, with gold recoveries of 89 percent. The mine was closed in 1993 when the economic limit of open-pit mining was reached at the then prevailing gold price of $360 per ounce.

Bonanza controls over 3,600 contiguous hectares of prospective ground at the Copperstone Property. Mine development advantages for Copperstone are significant and should dramatically compress the permitting schedule and positively impact the capital outlay requirements for a new mine. These include a pre-disturbed site developed in a modern permitting regime and a clean, non-sulfide bearing mineral resource and overburden. Existing infrastructure remaining from the previous operation consists of a dedicated 69 kv power line and substation, three operating water wells with a 200 hp pumping capacity (both electrical power and water supply exceed the needs of a new underground gold mine at Copperstone), an office, maintenance shops and a laboratory building.

Between 2002 and 2005 Bonanza completed over 46,400 meters of primarily core drilling, including over 7,000 meters drilled from underground. Underground drilling was accessed from a 600 meter decline that was designed to intercept high grade north of the pit at the D zone. Underground channel sampling in the D-zone, as previously reported, confirmed the multi-ounce high grade nature of the mineralization, including 4.5 feet grading 9.1 opt gold, 6.4 feet grading 4.1 opt gold, 9.5 feet grading 4.1 opt gold and 5.1 feet grading 2.9 opt gold.

On a parallel path with the drilling program, Bonanza has collected environmental, geotechnical, hydrological and metallurgical baseline data to support mine permitting and project design. Bonanza has retained certain specialized firms with recognized qualifications to support these efforts, including The Mines Group, Golder Associates, Water Management Consultants, and McClelland Laboratories.

In 2005 Bonanza commissioned AMEC E & C Services Inc., a respected international engineering firm, to complete a NI 43-101 compliant resource estimate. As previously announced the AMEC estimated mineral resource, effective January, 2006, and based on a cutoff grade of 5.1 g/t gold and capped at 137 g/t gold was reported as:

COPPERSTONE MINERAL RESOURCE

Zones	Classification	Tonnes	Average Grade (grams/tonne Gold)	Contained Ounces of Gold
A, B, C and D	Measured	10,400	20.93	7,005
A, B, C and D	Indicated	960,000	10.62	327,924
A, B, C and D	Measured + Indicated	970,400	10.73	334,929
A, B, C and D	Additional Inferred	189,600	10.87	66,266

Bonanza has made the decision, as previously announced, to expand the mineral resource before making a production decision, partially based on the potential confirmed in the AMEC study. Further drilling in 2006 at Copperstone will be directed at targets generated by utilizing Bonanza’s new exploration model. If successful, the drilling will be followed by further engineering studies to support a positive production decision.

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, areas specifically chosen for their large gold endowments and stable political climates. Bonanza is advancing both its high grade Copperstone gold property in Arizona and the Fenelon gold project in Quebec. Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

The qualified person who is responsible for the preparation of the technical information in this press release is Robert Hawkins, Bonzanza’s Vice President, Exploration. Mr. Hawkins is a qualified persons as defined by National Instrument 43-101 guidelines.

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:

Ascenta Capital Partners Inc.
Attention:	Bruce Korhonen
Toll free	1-866-684-4743 ext. 30
Email	bruce@ascentacapital.com

Or:

American Bonanza Gold Corp.
Attention:	Susan Wilson, Corporate Communications
Phone:	(604) 688-7508
Email:	info@americanbonanza.com